BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

December 11, 2023

BNY Mellon Municipal Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation – BNY Mellon High Yield Municipal Bond Fund

To Whom It May Concern:

Effective December 29, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon High Yield Municipal Bond Fund (the "Fund"), a series of BNY Mellon Municipal Funds, Inc. (the "Company"), as follows:

Until December 29, 2024, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of Class A, Class C, Class I, Class Y and Class Z shares of the Fund (including Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, interest expenses, commitment fees on borrowings and extraordinary expenses) do not exceed an annual rate of .95%, 1.68%, .68%, .67% and ..76% respectively. On or after December 29, 2024, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser, to increase the net amounts shown and may only be terminated prior to December 29, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto_____

      James Bitetto

       Secretary

Accepted and Agreed To:

BNY MELLON MUNICIPAL FUNDS, INC.

On Behalf of BNY Mellon High Yield Municipal Bond Fund

By: /s/ James Windels_______

      James Windels

Treasurer